IDAHO NORTH RESOURCES CORP.
2555 West Palais Drive
Coeur d’Alene, ID   83815
(509) 928-7604

March 19, 2013

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
Registration No. 333-185140

Dear Mr. Reynolds:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Idaho North Resources Corp. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Friday, March 22, 2013, at 1:30 pm, EDT, or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
Registration No. 333-185140
March 19, 2013
Page 2

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

IDAHO NORTH RESOURCES CORP.
(the “Registrant”)

BY:	MARK A. FRALICH
Mark A. Fralich
President, Principal Executive Officer and a member of the Board of Directors cc: Conrad C. Lysiak